■ EXHIBIT 99.1
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: Mega Asset Co., Ltd.
— Total Asset (KRW): 10,000,000,000
— Total Equity (KRW): 10,000,000,000
— Total Liabilities (KRW): —
— Total Capital (KRW): 10,000,000,000
— Purpose of the company: lease and sales of real estates
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 96
5. Date of Addition: May 2, 2008
6. Others
— POSCO E&C (POSCO Engineering & Construction Co., Ltd.), which is a subsidiary of POSCO, acquired 100% stake of Mega Asset Co., Ltd.
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: Daewoo Engineering Co., Ltd.
— Total Asset (KRW): 156,305,605,670
— Total Equity (KRW): 106,670,779,675
— Total Liabilities (KRW): 49,634,825,995
— Total Capital (KRW): 12,000,000,000
— Purpose of the company: to provide engineering and construction services
2. Name of Company Group: POSCO
3. Reason for Addition: Acquisition
4. Total number of affiliated companies after additional affiliation: 97
5. Date of Addition: May 2, 2008
6. Others
— POSCO E&C (POSCO Engineering & Construction Co., Ltd.), which is a subsidiary of POSCO, acquired 88.7% stake of Daewoo Engineering Co., Ltd.

— Daewoo Engineering Co., Ltd.’s affiliates(3 companies: Basys Industry Co., Ltd., Entran Co., Ltd., Daewoo Tech Co., Ltd.) were included in POSCO’s affiliates.
●	Basys Industry Co., Ltd.

* Total Asset (KRW): 457,075,337

* Total Equity (KRW): (-) 416,918,955

* Total Liabilities (KRW): 873,994,292

* Total Capital (KRW): 499,900,000

●	Entran Co., Ltd.

* Total Asset (KRW): 5,668,566,806

* Total Equity (KRW): 5,522,190,526

* Total Liabilities (KRW): 146,376,280

* Total Capital (KRW): 5,000,000,000

●	Daewoo Tech Co., Ltd.

* Total Asset (KRW): 44,518,806,758

* Total Equity (KRW): 30,250,687,006

* Total Liabilities (KRW): 14,268,119,752

* Total Capital (KRW): 2,800,000,000
— Total number of affiliated companies after additional affiliation: 100
— The above amount is based on December 31, 2007.